UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number (to come)

AMERICAN AXLE & MANUFACTURING, INC. SALARIED SAVINGS PLAN
(Full title of the plan)

American Axle & Manufacturing Holdings, Inc.
1840 Holbrook Avenue, Detroit, MI 48212-3488
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

(313) 974-2000
(Registrant’s telephone number,
including area code)

Independent Auditors’ Report
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000
Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2001
Notes to Financial Statements
Supplemental Schedule for the Year Ended December 31, 2001 —
Schedule of Assets Held for Investment Purposes at End of Year
EX-23 Independent Auditors' Consent

		Page No.

(a)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

	Independent Auditors’ Report	3
	Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	4
	Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2001	5
	Notes to Financial Statements	6-9
	Supplemental Schedule for the Year Ended December 31, 2001 —
	Schedule of Assets Held for Investment Purposes at End of Year	10

(b)	EXHIBIT

	Exhibit 23 — Independent Auditors’ Consent	12

INDEPENDENT AUDITORS’ REPORT

American Axle and Manufacturing, Inc. Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of American Axle & Manufacturing, Inc. Salaried Savings Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management, and has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Detroit, Michigan
June 11, 2002

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS:
Investments at fair value (Note 3):
Common Stock — American Axle & Manufacturing Holdings, Inc.	$657,242	$—
Shares of registered investment companies	45,411,692	44,767,442
Collective trust fund	4,554,496	3,575,885
Participant loans	2,184,989	2,374,642

NET ASSETS AVAILABLE FOR BENEFITS	$52,808,419	$50,717,969

See notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO ASSETS ATTRIBUTED TO:
Contributions:
Participants	$7,825,802
Employer	1,927,527

Total contributions	9,753,329
Investment income —
Interest and dividends	248,856

Total additions	10,002,185
DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments (Note 3)	5,944,734
Benefits paid to participants	1,967,001

Total deductions	7,911,735

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,090,450
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	50,717,969

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$52,808,419

See notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1.	DESCRIPTION OF THE PLAN

General - The following description of the American Axle & Manufacturing, Inc. Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete representation of the Plan’s provisions. Copies of the summary plan description are available from the Company’s human resource department.

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all salaried employees of American Axle & Manufacturing, Inc. (the “Company”). The Company may amend, modify, suspend or terminate the Plan to the extent not prohibited by the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of participants or their beneficiaries. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - The Plan provides for each participant to contribute from 1% to 20% of the employee’s base salary. The employee contributions may be made on a pre-tax or after-tax basis. Participant contributions up to 6% receive an additional matching amount equal to 50% from the Company. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may roll over funds into the Plan from other qualified plans. Employee participation is voluntary.

Vesting - Contributions made by participants shall vest immediately upon allocation to the account of the participant. The Company contributions and earnings thereon shall vest upon the attainment of five years of credited service. Assets representing Company contributions which are not vested prior to a participant’s withdrawal or termination of employment shall be applied to reduce subsequent Company contributions. If the Plan is terminated, any amount not so applied shall be credited ratably to the accounts of all participants.

Investment Options - Participants may direct investments to be split between any of the investment fund options available.

Participant Loans - The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans can be from a minimum of $1,000 to a maximum of $50,000 or 50%, whichever is less, of the participant’s vested account balance.

2.	SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments - The Plan’s investments are stated at fair value. The shares of registered investment companies and common stock of American Axle & Manufacturing Holdings, Inc. are valued at quoted market prices. The fair value of participation units owned by the Plan in the Putnam Stable Value Fund are based on the quoted redemption value on the last business day of the Plan year. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities including mutual funds and common stock of American Axle & Manufacturing Holdings, Inc. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Impact of Recent Accounting Pronouncements - Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the net assets available for benefits or the changes in net assets available for benefits of the Plan.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	2001	2000
Investments at fair value:
Vanguard Institutional Index Fund	$10,695,921	$11,563,165
Putnam Stable Value Fund	4,554,496	3,575,885
One Group Diversified Mid Cap Fund	10,036,764	9,847,705
One Group Mid Cap Value Fund	3,380,152	1,823,855
Putnam Asset Allocation: Balanced Portfolio	2,562,056	2,556,884
Putnam International Growth Fund	4,576,602	5,002,020
Putnam New Opportunities Fund	5,382,824	6,279,840
Putnam Vista Fund	3,440,804	4,396,021

For the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated or depreciated in value as follows:

Common stock — American Axle & Manufacturing Holdings, Inc.	$120,577
Shares of registered investment companies	(6,280,950)
Collective trust fund	215,639

Net depreciation in value	$(5,944,734)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to their total account balance as of the date of termination. Company contributions and earnings thereon which are not vested at the time of termination will be credited ratably to the accounts of all participants.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, trustee, and administrative services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan are managed by Putnam, the custodian of the Plan, and Bank One, the trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of December 31, 2001 and 2000, the Plan held $39,212,945 and $36,768,950, respectively, in such investments.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 1996, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENT

Effective June 3, 2002, Fidelity Investments has been named as the trustee and custodian of the Plan and replaced Bank One and Putnam, respectively. The Plan was also amended to include salaried employees of the Company’s U.S. subsidiaries. Also effective June 3, 2002, the assets of this Plan were merged into a Master Trust which includes the American Axle & Manufacturing, Inc. Personal Savings Plan For Hourly-Rate Associates. Alternative investment options were also made available on that date.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

		Current
	Description of Investment	Value

	Domini Social Equity Fund	$57,323
*	Putnam Stable Value Fund	4,554,496
*	One Group Institutional Prime Market Fund	2,003,732
*	One Group Diversified Mid Cap Fund	10,036,764
*	One Group Mid Cap Value Fund	3,380,152
*	Putnam International Growth Fund	4,576,602
*	Putnam Income Fund	1,993,637
*	Putnam Vista Fund	3,440,804
*	Putnam New Opportunities Fund	5,382,824
*	Putnam Asset Allocation:
*	Balanced Portfolio	2,562,056
*	Growth Portfolio	936,965
*	Conservative Portfolio	344,912
	Vanguard Institutional Index Fund	10,695,921
*	American Axle Stock Fund	657,242
*	Participant loans (interest rate range of 4.75% to 10.5%)	2,184,989

	Assets held for investment purposes	$52,808,419

* represents a party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
(Name of Plan)

Date: June 28, 2002	By: /s/ Robin J. Adams
Robin J. Adams
Executive Vice President — Finance and
Chief Financial Officer Chairman of the Management Investment Committee

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Independent Auditors’ Consent